Exhibit 99.1

AMEX:ROY	NR 07-17
TSX: IRC	August 16, 2007

INTERNATIONAL ROYALTY

DECLARES DIVIDEND

DENVER, COLORADO – August 16, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) is pleased to report that its Board of Directors declared a dividend on August 14, 2007 of US$0.015 per share.  The dividend is payable to shareholders of record on September 7, 2007 and will be paid on or about September 24, 2007.

IRC’s Board adopted a policy of paying semi-annual dividends at this rate for a total annual dividend payment of US$2 million or US$0.03 per share per year. This is in accordance with the dividend policy stated in the August 15, 2006 press release that IRC would pay a dividend upon reporting US$15 million in annual revenues. Annual revenues for the Company were US$20.3 million for 2006.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com